Exhibit 21.1

MSG Networks Inc.
Subsidiaries

ENTITY NAME	STATE OF INCORPORATION	PERCENTAGE OWNED
The 31st Street Company, L.L.C.	Delaware	100%
MSG Networks Inc.	Delaware	100%
MSGN Eden, LLC	Delaware	100%
MSGN Holdings, L.P.	Delaware	100%
MSGN Interactive, LLC	Delaware	100%
MSGN Publishing, LLC	Delaware	100%
MSGN Songs, LLC	Delaware	100%
New York Rangers Enterprises Company	Nova Scotia	100%
SportsChannel Associates	New York	100%
Rainbow Garden Corp.	Delaware	100%
Regional MSGN Holdings LLC	Delaware	100%